Exhibit 99.1

MindMed Joins Digital Medicine Society to Improve Health Outcomes and Equity Using Technology

New York, NY - August 3, 2021 - MindMed (Nasdaq: MNMD, NEO: MMED, DE: MMQ), a leading biotech company developing psychedelic-inspired therapies, announced today that it will participate in and financially support the Digital Medicine Society’s (DiMe) Digital Health Measurement Collaborative Community (DATAcc), an effort to develop best practices and streamline the medical field’s approaches to measuring health using digital technologies.

DATAcc comprises leaders from across the US government, non-proﬁt, and private sectors, including the US Food and Drug Administration (FDA) , the US Department of Health and Human Services, healthcare systems, medical technology companies, patient advocates, biopharma, and policy organizations. The collaborative will use interdisciplinary expertise, data, and cases to address complex medical device challenges.

DATAcc members, including Dr. Dan Karlin, Chief Medical Officer of MindMed, will meet for the ﬁrst time today, marking the launch of this collaborative community dedicated to realizing the full potential of digital health measurement as a powerful new tool to drive improvements in health outcomes, health economics, and health equity. Activities will be action-oriented, ranging from the development of best practices, models, and frameworks to conducting pilots, and will be driven by the diverse membership of DATAcc.

Ensuring access to effective and safe technologies requires a multitude of perspectives and expertise to address, including those of regulators. As stated in DiMe’s press release dated May 25, 2021, “it is important to empower stakeholders to ensure equitable access to high quality, safe, and effective digital health technologies,” says Anindita Saha, Assistant Director of the Digital Health Center of Excellence in the Center for Devices and Radiological Health, who will be the FDA liaison to DATAcc. “DATAcc can advance efforts to build the science and evidence generation for all people by keeping health outcomes and health equity front and center.”

Dr. Daniel Karlin, Chief Medical Officer of MindMed, added, “We are eager to advance the science of digital medicine through cooperation and collaboration. Historically, medicine has relied on infrequent, subjective, physician oriented measurements, which are largely carried out in the clinical setting. This is especially true in psychiatry. The reality is that illnesses, and the burdens they place on the patient experience, have far more to do with how folks feel and function when they’re in their home environments and not in the clinic. We see digital medicine and real world measurement as being core to better understanding the conditions we are studying for treatment with psychedelic-inspired medicines, and demonstrating that our medicines are effective in helping treat individual suffering while reducing the myriad costs of these illnesses through enabling patient journeys toward recovery.”

Together, on a continuing basis, the collaborative community will explore six priority areas that include data governance, data rights, digital inclusion, reimbursement, commercial models, and the standardization of elements of digital sensing products and the data they produce.

About MindMed

MindMed is a clinical-stage biotech company that discovers, develops and deploys psychedelic inspired medicines and therapies to address addiction and mental health. The Company is assembling a compelling drug development pipeline of innovative treatments based on psychedelic substances including psilocybin, LSD, MDMA, DMT and an ibogaine derivative, 18-MC.

MindMed trades on the NASDAQ under the symbol MNMD and on the Canadian NEO Exchange under the symbol MMED. MindMed is also traded in Germany under the symbol MMQ. For more information: www.mindmed.co

MindMed Forward-Looking Statements

Certain statements in this news release related to the Company constitute “forward-looking information” within the meaning of applicable securities laws and are prospective in nature. Forward-looking information is not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “will”, "may", "should", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe", “potential” or "continue", or the negative thereof or similar variations. Forward-looking information in this news release include statements regarding MindMed’s involvement with DiMe and DATAcc, the ability to develop digital technologies, participation of various members in DATAcc and the success of creating digital technologies. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the Company. There are numerous risks and uncertainties that could cause actual results and the Company’s plans and objectives to differ materially from those expressed in the forward-looking information, including history of negative cash flows; limited operating history; incurrence of future losses; availability of additional capital; lack of product revenue; compliance with laws and regulations; difficulty associated with research and development; risks associated with clinical trials or studies; heightened regulatory scrutiny; early stage product development; clinical trial risks; regulatory approval processes; novelty of the psychedelic inspired medicines industry; as well as those risk factors discussed or referred to herein and the risks described under the headings “Risk Factors” in the Company’s filings with the securities regulatory authorities in all of the provinces and territories of Canada and available under the Company’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results and future events could differ materially from those anticipated in such information. Although the Company has attempted to identify important risks, uncertainties and factors that could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, the Company does not intend and does not assume any obligation to update this forward-looking information.

Media Contact: mindmed@150bond.com